

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 14, 2015

Mr. Scott Beck
Chief Executive Officer
Woodland Holdings Corporation
13101 Preston Road, Suite 510
Dallas, TX 75240

      Re: Woodland Holdings Corporation
              Registration Statement on Form 10
              Filed August 14, 2015
              File No. 000-55401

Dear Mr. Beck:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Katherine Wray

            Katherine Wray
            Attorney-Advisor
            Office of Information
            Technologies and Services